EXHIBIT 20.2

FOR IMMEDIATE RELEASE
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                   AES ANNOUNCES PLANS FOR PRIVATE OFFERINGS
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ARLINGTON,  VA,  October  21,  1997 -- The AES  Corporation  (NYSE:  AES)  today announced that it had commenced private offerings of senior subordinated notes and convertible securities with an expected aggregate value of approximately $800 million. If consummated, a large portion of the proceeds of the offerings, together with approximately $600 million of non-recourse bank financing, would be used to finance AES's winning bid for the acquisition of approximately 90% of the common shares of Companhia Centro-Oeste de Distribuicao de Energia Electrica ("CCODEE") previously announced by AES. The securities offered have not been registered under the Securities Act of 1933 and may not be offered or sold in
the  United  States  absent   registration  or  an  applicable   exemption  from
registration requirements.